Exhibit 99.1

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

Independent Auditors' Report

The Board of Managers
Diamond Green Diesel Holdings LLC and Subsidiary:

We have audited the accompanying consolidated financial statements of Diamond Green Diesel Holdings LLC and subsidiary, which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of income, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diamond Green Diesel Holdings LLC and subsidiary as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Antonio, Texas
February 7, 2017

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2016	2015

ASSETS
Current assets:
Cash	$166,917,712	$44,246,929
Receivables	54,123,377	172,208,558
Receivables—due from related party	13,952,095	5,765,858
Inventory	31,243,313	38,282,816
Prepaid expenses and other	2,497,117	940,027
Total current assets	268,733,614	261,444,188
Property, plant and equipment, at cost	412,005,794	397,447,389
Accumulated depreciation	(57,134,362)	(41,217,164)
Property, plant and equipment, net	354,871,432	356,230,225
Deferred charges and other assets, net	12,164,086	3,033,932
Total assets	$635,769,132	$620,708,345
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Current portion of related party debt	$17,022,938	$62,022,938
Accounts payable	9,835,764	6,343,591
Accounts payable—due to related party	11,466,319	10,242,394
Accrued interest—due to related party	1,446,976	3,042,983
Taxes other than income taxes	138,243	106,749
Other accrued expenses	313,020	199,224
Total current liabilities	40,223,260	81,957,879
Related party debt, less current portion	53,753,031	86,818,635
Other long-term liabilities	417,645	380,583
Commitments
Members’ equity:
Paid-in capital	223,377,260	223,377,260
Retained earnings	317,997,936	228,173,988
Total members’ equity	541,375,196	451,551,248
Total liabilities and members’ equity	$635,769,132	$620,708,345

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2016	2015
Operating revenues	$527,670,493	$475,934,054
Costs and expenses:
Cost of sales	308,396,359	256,447,306
Operating expenses	43,269,764	40,980,039
General and administrative expenses	1,556,616	1,518,588
Depreciation, amortization and accretion expense	27,821,073	19,714,439
Total costs and expenses	381,043,812	318,660,372
Operating income	146,626,681	157,273,682
Other income, net	551,078	120,015
Interest and debt expense:
Incurred	(7,970,753)	(13,717,803)
Capitalized	616,942	113,844
Interest and debt expense, net	(7,353,811)	(13,603,959)
Net income	$139,823,948	$143,789,738

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

	Diamond	Darling	Total
	Alternative	Green	Members’
	Energy, LLC	Energy LLC	Equity
Balances as of December 31, 2014	$178,880,755	$178,880,755	$357,761,510
Cash distributions to members	(25,000,000)	(25,000,000)	(50,000,000)
Net income	71,894,869	71,894,869	143,789,738
Balances as of December 31, 2015	225,775,624	225,775,624	451,551,248
Cash distributions to members	(25,000,000)	(25,000,000)	(50,000,000)
Net income	69,911,974	69,911,974	139,823,948
Balances as of December 31, 2016	$270,687,598	$270,687,598	$541,375,196

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2016	2015
Cash flows from operating activities:
Net income	$139,823,948	$143,789,738
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and accretion expense	27,821,073	19,714,439
Inventory valuation adjustment	(1,921,883)	(1,180,508)
Other noncash expense	26,600	31,519
(Increase) decrease in receivables	118,085,181	(31,751,859)
(Increase) decrease in receivables—due from related party	(8,186,237)	10,120,413
(Increase) decrease in inventory	8,961,386	(7,925,220)
(Increase) decrease in prepaid expenses and other	(1,557,090)	3,583,343
Increase (decrease) in accounts payable	2,982,267	(559,087)
Increase (decrease) in accounts payable—due to related party	1,202,881	(1,813,000)
Decrease in accrued interest—due to related party	(1,769,505)	(1,375,717)
Increase (decrease) in taxes other than income taxes	27,083	(5,377)
Increase (decrease) in other accrued expenses	90,695	(16,610)
Net cash provided by operating activities	285,586,399	132,612,074
Cash flows from investing activities:
Capital expenditures	(14,895,477)	(449,459)
Deferred turnaround and catalyst costs	(19,761,217)	(1,003,320)
Proceeds from insurance	—	5,132,222
Other investing activities, net	(193,318)	—
Net cash provided by (used in) investing activities	(34,850,012)	3,679,443
Cash flows from financing activities:
Repayments of related party debt	(78,065,604)	(63,945,148)
Cash distributions to members	(50,000,000)	(50,000,000)
Net cash used in financing activities	(128,065,604)	(113,945,148)
Net increase in cash	122,670,783	22,346,369
Cash as of beginning of period	44,246,929	21,900,560
Cash as of end of period	$166,917,712	$44,246,929

Supplemental cash flow information:
Accrued capital expenditures	2,610,533	980,294
Accrued turnaround and catalyst expenditures	1,050,980	1,658,120
Capitalized interest	616,942	113,844
Interest paid	9,566,760	15,025,126

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION

Diamond Green Diesel Holdings LLC (DGD Holdings) was formed on January 21, 2011 as a joint venture between Diamond Alternative Energy, LLC, an indirect wholly owned subsidiary of Valero Energy Corporation (Valero), and Darling Green Energy LLC, a subsidiary of Darling Ingredients Inc. (Darling). Diamond Alternative Energy, LLC and Darling Green Energy LLC are collectively referred to herein as the “Members.”

DGD Holdings, through its wholly owned subsidiary Diamond Green Diesel LLC (DGD), operates a biomass-based diesel unit having a design feed capacity of 10,000 barrels per day that processes animal fats, used cooking oils, and other vegetable oils into renewable green diesel (the Plant). The Plant is located next to Valero’s St. Charles Refinery in Norco, Louisiana. DGD Holdings and DGD are collectively referred to herein as the “Company.”

The Company completed construction of the Plant and began operations in June 2013.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation
These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP). All significant intercompany accounts and transactions have been eliminated in consolidation.

Management has evaluated subsequent events that occurred after December 31, 2016 through February 7, 2017, the date these consolidated financial statements were issued. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these consolidated financial statements.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances could result in revised estimates.

Cash
Cash consists of demand deposits with a financial institution.

Receivables
Trade receivables are carried at original invoice amount. The Company has not had any uncollectible receivables, and therefore, no allowance for doubtful accounts was recorded as of December 31, 2016 and 2015.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Inventory
Inventory is valued at the lower of cost or market. The cost of feedstocks purchased for processing and refined products (primarily renewable green diesel) are determined under the last-in, first-out (LIFO) method using the dollar-value LIFO method. The cost of supplies are determined principally under the weighted-average cost method.

Prepaid Expenses
Prepaid expenses are costs incurred for which the services or goods will be received in a future period. The prepaid expenses are recorded as an asset when paid and recognized as an expense in the period the services or goods are utilized.

Property, Plant and Equipment
The cost of property, plant and equipment purchased or constructed, including betterments, is capitalized. However, the cost of repairs to and normal maintenance of property assets is expensed as incurred. Betterments are those which extend the useful life, increase the capacity or improve the operating efficiency of the asset, or improve the safety of our operations. The cost includes interest and certain overhead costs allocable to the construction activities. See Note 5 for additional discussion.

Depreciation of processing units is recorded on a straight-line basis over the estimated useful life using the composite method of depreciation. Also under the composite method of depreciation, the historical cost of a minor property asset (net of salvage value) that is retired or replaced is charged to accumulated depreciation and no gain or loss is recognized in income. However, a gain or loss is recognized in income for a major property asset that is retired, replaced or sold and for an abnormal disposition of a property asset (primarily involuntary conversions). Gains and losses are reflected in depreciation, amortization and accretion expense, unless such amounts are reported separately due to materiality.

Depreciation of the administrative building and computer hardware is recorded on a straight-line basis over the estimated useful lives of the related assets using the component method of depreciation. Precious metals, which are used as a catalyst in the units to process feedstock into renewable green diesel, are not depreciated, but the cost of precious metals not recovered from the reclamation process are charged to operating expenses.

Impairment of Assets
Long-lived assets, which include property, plant and equipment, are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. A long-lived asset is not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset exceeds its fair value, with fair value determined based on discounted estimated net cash flows or other appropriate methods.

Asset Retirement Obligation
The Company records a liability, which is referred to as an asset retirement obligation, at fair value for the estimated cost to retire a tangible long-lived asset at the time that the Company incurs that liability, which is generally when the asset is purchased, constructed or leased. The Company records the liability when there is a legal obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the liability can be made.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred Charges and Other Assets
“Deferred charges and other assets, net” include the following:

•
turnaround costs, which are incurred in connection with planned major maintenance activities and which are deferred when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs;

•
fixed-bed catalyst costs, representing the cost of catalyst that is changed out at periodic intervals when the quality of the catalyst has deteriorated beyond its prescribed function, which are deferred when incurred and amortized on a straight-line basis over the estimated useful live of the specific catalyst;

•	a license acquired in 2015 that provides for an increase in the feedstock that can be processed at the Plant per calendar year; and

•	utility deposits.

Revenue Recognition
Revenues for products sold are recorded upon delivery of the products to the customers, which is the point at which title to the products is transferred, and when payment has either been received or collection is reasonably assured. The Renewable Identification Number (RIN), which is created at the time of production, is also sold along with the finished product.

Product Shipping and Handling Costs
Costs incurred for shipping and handling of products are included in cost of sales.

Blenders Tax Credit
Biodiesel blenders registered with the Internal Revenue Service are eligible for a tax incentive in the amount of $1.00 per gallon of renewable diesel blended with petroleum diesel to produce a mixture containing at least 0.1 percent diesel fuel. Only blenders that produce and sell or use the qualified biodiesel mixture as a fuel in their trade or business are eligible for the tax credit. As a blender, the Company recognized credits of $160,554,453 and $156,595,804 related to this biodiesel blenders credit during the years ended December 31, 2016 and 2015, respectively. The biodiesel blenders tax credit has been approved by Congress through December 31, 2016. Unless the tax credit is extended by Congress, the Company will not receive this tax benefit during 2017.

Operating Expenses
Operating expenses primarily consist of costs charged to the Company by Valero in accordance with the Operations Agreement for day-to-day operations of the Plant, as further described in Note 10. In addition, operating expenses include maintenance expenses, chemicals, waste disposal, professional fees, insurance and other outside services.

General and Administrative Expenses
General and administrative expenses consist primarily of fees for administrative services provided by Valero, as further described in Note 10.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Income Taxes
The Company is a limited liability corporation and is not a taxpaying entity for federal income tax purposes. Accordingly, no provision for income taxes is made in these consolidated financial statements. Income or loss from the Company is taxable to the Members in their individual federal tax returns.

Derivatives and Hedging
All derivative instruments are recorded in the balance sheet as either assets or liabilities measured at their fair values. The gain or loss on the derivative instrument, if any, is recognized in income as incurred. The cash flow effects of the derivative instruments are reflected in operating activities in the statements of cash flows. See Note 12 for additional discussion.

Concentration Risk
For the year ended December 31, 2016, the Company sold a majority of its renewable diesel to four major customers, including Valero, which accounted for 28 percent of the sales of renewable diesel. The other three third party customers accounted for 29 percent, 15 percent, and 10 percent of the sales of renewable diesel. The Company sold 42 percent of its renewable diesel to Valero and 38 percent and 12 percent to two third party customers for the year ended December 31, 2015.

The Company purchased 36 percent and 38 percent of its raw materials from Darling for the years ended December 31, 2016 and 2015, respectively. The Company purchased 18 percent, 12 percent and 10 percent from three third party suppliers for the year ended December 31, 2016, and 16 percent and 12 percent from two third party suppliers for the year ended December 31, 2015.

See Note 10 for additional discussion of the Company’s contracts with Valero and Darling.

3. RECEIVABLES

Receivables consisted of the following:

	December 31,
	2016	2015
Receivables—trade	$19,001,568	$13,553,598
Blenders tax credit receivable	32,382,471	156,595,804
Commodity derivative contract receivables (see Note 11)	2,739,338	1,960,028
Other receivables	—	99,128
Total receivables	$54,123,377	$172,208,558
Receivables—due from related party	$13,952,095	$5,765,858

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. INVENTORIES

Inventories consisted of the following:

	December 31,
	2016	2015
Feedstocks	$27,584,472	$26,762,561
Finished products	6,167,691	15,989,490
Lower of cost or market inventory valuation reserve	(2,738,434)	(4,660,317)
Supplies	229,584	191,082
Inventories	$31,243,313	$38,282,816
The market values of the feedstocks and finished products fell below the Company’s historical LIFO inventory costs as of December 31, 2016 and 2015, and consequently, the Company recorded lower of cost or market inventory valuation reserves of $2,738,434 and $4,660,317, respectively. For the year ended December 31, 2016, the change in the reserve resulted in a decrease to cost of sales of $1,921,883. For the year ended December 31, 2015, the change in the reserve resulted in a decrease to cost of sales of $1,180,508.

During the year ended December 31, 2016, the Company had a net liquidation of LIFO inventory layers that increased cost of sales by $212,307.

5. PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment consisted of the following:

	December 31,
	2016	2015
Processing units	$387,530,163	$382,835,319
Administrative building	2,790,785	2,790,785
Precious metals	5,164,318	5,228,462
Computer hardware	1,319,686	1,319,686
Capital spares	256,170	256,170
Asset retirement obligation	177,993	177,993
Construction in progress	14,766,679	4,838,974
Property, plant and equipment, at cost	412,005,794	397,447,389
Accumulated depreciation	(57,134,362)	(41,217,164)
Property, plant and equipment, net	$354,871,432	$356,230,225

Depreciation expense for the years ended December 31, 2016 and 2015 was $17,884,509 and $17,693,785, respectively.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. DEFERRED CHARGES AND OTHER ASSETS

“Deferred charges and other assets, net” primarily includes turnaround and catalyst costs, which are deferred and amortized as discussed in Note 1. Amortization expense for deferred catalyst costs was $3,467,732 and $1,999,535 for the years ended December 31, 2016 and 2015, respectively. Amortization expense for turnaround costs for the year ended December 31, 2016 was $6,450,184. There was no amortization expense for turnaround costs in 2015.

7. ASSET RETIREMENT OBLIGATION

The Company recorded an asset retirement obligation for the estimated cost to remove all tangible long-lived assets from the leased premises as required by the Company’s lease agreement with Valero, which requires it to remove all improvements upon termination of the lease unless otherwise instructed by Valero. The obligation is estimated considering the likelihood, which the Company believes is low, that the Company will be required by Valero to perform under the asset retirement obligation. This obligation was recorded upon completion of the Plant in June 2013.

Changes in the asset retirement obligation were as follows:

	December 31,
	2016	2015
Balance as of beginning of year	$197,361	$187,427
Accretion expense	10,460	9,934
Balance as of end of year	$207,821	$197,361

The Company does not expect any short-term spending, and as a result, there is no current liability reported for asset retirement obligations as of December 31, 2016 and 2015. Accretion expense is reflected in depreciation, amortization and accretion expense.

There are no assets that are legally restricted for purposes of settling the Company’s asset retirement obligations.

8. MEMBERS’ CONTRIBUTIONS AND DISTRIBUTIONS

Pursuant to the Diamond Green Diesel Holdings LLC Amended and Restated Limited Liability Company Agreement, contributions were made prior to the Plant commencing operations based on the percentage of units held by each Member. Each Member holds 1,116,886 units, and therefore, owns a 50 percent ownership interest in DGD Holdings. Each Member receives one vote per unit. No contributions were made by the Members during December 31, 2016 or 2015.

Net income or loss of the Company for a fiscal year will be allocated between the Members based on the proportionate share of the Members’ ownership interests. Generally, the Company is prohibited from making distributions to its Members until certain conditions required by the loan from Valero (see Note 10) are satisfied. The Company distributed $50,000,000 to the Members during 2016 and 2015, respectively.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. COMMITMENTS AND CONTINGENCIES

Leases
The Company leases land from Valero in Norco, Louisiana on which the Plant is built, which is adjacent to Valero’s St. Charles refinery. See Note 10 for further discussion.

In addition, the Company has an agreement with the Kansas City Southern Railway Company to lease land next to the railroad on which the Company’s scale track is located (the “KCS lease”). As of December 31, 2016, future minimum rentals for the KCS lease were as follows:

Year Ending December 31:
2017	$18,919
2018	19,487
2019	20,072
2020	20,674
2021	21,294
2022 - 2031	251,434
Total minimum rental payments	$351,880

Rental expense for the KCS lease was $18,368 and $17,833 for the years ended December 31, 2016 and 2015, respectively, and is reflected in operating expenses.

10. RELATED-PARTY TRANSACTIONS

Overview
The Company does not have any employees. It has entered into agreements with its Members, primarily Valero, to provide day-to-day operations, management and administrative functions. The Company has also obtained debt financing from Valero to fund the majority of the construction costs of the Plant. These related-party transactions cannot be presumed to be carried out on an arm’s length basis as the requisite conditions of competitive, free-market dealings may not exist. Following is a description of various agreements between the Company and its Members.

Debt Agreement
The Company has a loan facility with Valero, which allowed the Company to borrow up to an amount equal to 60 percent of the estimated construction costs of the Plant. The Company borrowed the maximum under the loan facility of $221,298,189. Interest on the loan facility accrues at a rate of 8 percent per annum. During the construction period, all unpaid interest was added to the principal balance outstanding under the loan installments, with the first payment paid on October 1, 2013. Principal payments are made in equal consecutive quarterly installments, with the first principal payment paid on July 1, 2014.

The Company is required to make prepayments upon certain qualifying events. There were two separate qualifying events during 2016 that required the Company to make prepayments of $54,742,859 and $6,299,808. In addition, during 2016, the Company’s board of managers approved the expansion of the Plant’s feed capacity to 18,000 barrels per day. Related to the approval of this expansion, Valero agreed to

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

temporarily suspend the mandatory prepayments. As such, no additional prepayments were made during 2016. There were two separate qualifying events during 2015 that required the Company to make prepayments of $43,265,698 and $3,656,512.

The loan facility matures on April 30, 2027 and is secured by all property and equity interests of the Company. During the years ended December 31, 2016 and 2015, the Company paid $9,562,737 and $15,003,981, respectively, in interest on this loan.

Principal payments on the related-party debt as of December 31, 2016 were due as follows:

Year Ending December 31:
2017	$17,022,938
2018	17,022,938
2019	17,022,938
2020	17,022,938
2021	2,684,217
Total	$70,775,969

Revolving Loan Agreement
During 2015, the Company entered into a $10,000,000 revolving loan agreement (the Revolver) with Valero and Darling, whereby each Member has a commitment of $5,000,000. The Revolver matures on December 31, 2017. The Company may request additional one-year extensions subject to Valero and Darling consenting to extend their individual commitments.

Outstanding borrowings under the Revolver are due on the last day of each calendar month and bear interest at a rate per annum equal to the sum of the one-month LIBO rate plus 2.5 percent. During the years ended December 31, 2016 and 2015, respectively, the Company borrowed and repaid $5,000,000 and $7,000,000 under the Revolver. The Company paid $4,023 and $1,025 in interest on the Revolver during 2016 and 2015, respectively.

Lease Agreement
As discussed in Note 9, the Company leases land from Valero. The lease is an operating lease and expires on May 31, 2031, with up to four optional renewal periods of five years each.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016, future minimum rentals for the lease were as follows:

Year Ending December 31:
2017	$337,967
2018	343,037
2019	348,182
2020	353,404
2021	358,705
2022 - 2031	3,652,371
Total minimum rental payments	$5,393,666

Rental expense is being recognized on a straight-line basis and was $359,573 for each of the years ended December 31, 2016 and 2015, and is reflected in operating expenses.

Operations Agreement
Pursuant to the Operations Agreement, Valero operates the Plant and performs certain day-to-day operations and management functions for the Company as an independent contractor. During the 20-year term of the agreement, Valero charges for all dedicated operating and personnel costs, and for all routine and non-routine services in accordance with the contractual billing rates, which are adjusted for inflation annually on January 1. The Company recorded $10,046,197 and $8,988,893 of operating expenses charged under the Operations Agreement for the years ended December 31, 2016 and 2015, respectively.

In addition, the Company pays Valero a monthly administrative fee. For the years ended December 31, 2016 and 2015, the Company recorded $1,556,616 and $1,518,588, respectively, of monthly administrative fees in general and administrative expenses.

Other Agreements
Effective July 2013, following notification by the Company that the Plant was ready to commence commercial service, three additional agreements became effective. Following the initial 20-year term, these agreements will automatically renew for a period of five years on an evergreen basis, unless terminated by one of the parties. Below is a description of the agreements.

Raw Material Supply Agreement
Under the Raw Material Supply Agreement, Darling is obligated to offer to supply all of the feedstock requirements to the Company. Darling will provide competitive pricing based on the delivery terms. However, the Company is not obligated to purchase all or any part of its feedstock requirements from Darling and will pursue the lowest cost feedstock supply to the Plant. For the years ended December 31, 2016 and 2015, the Company purchased $149,625,424 and $158,900,317, respectively, of raw materials from Darling.

Product Offtake Agreement
Under the Product Offtake Agreement, Valero is required to market all of the renewable green diesel produced at the Plant. Valero markets the renewable green diesel to third parties as well as to its affiliates and receives a marketing fee. In addition, Valero is required to purchase the recovered light ends liquid produced at the Plant. The Company has entered into long term contracts with Valero to sell renewable green diesel in varying

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

amounts through December 2017. For the year ended December 31, 2016, the Company sold $136,425,688 of renewable green diesel and $41,686,578 of recovered light ends liquid to Valero, which is recorded in operating revenues, and incurred $1,876,727 in marketing fees to Valero, which is recorded in cost of sales. For the year ended December 31, 2015, the Company sold $185,190,560 of renewable green diesel and $35,684,555 of recovered light ends liquid to Valero, and incurred $2,009,074 in marketing fees to Valero.

Services and Utilities Supply Agreement
Under the Services and Utilities Supply Agreement, Valero provides the Company with water, certain industrial gases which are produced or otherwise available at Valero’s St. Charles Refinery, and certain services, such as water treatment and terminalling services that are needed for the operation of the Plant. Prices charged by Valero are at prevailing market rates. The Company supplies Valero with steam produced at the Plant and charges Valero at prevailing market rates. For the years ended December 31, 2016 and 2015, the Company’s net purchases of industrial gases and other services from Valero was $23,261,570 and $24,744,107, respectively.

The agreement allows these charges to be netted each month, with a net receivable from or payable to Valero each period which is settled 15 days after receipt of the invoice.

Other
For the years ended December 31, 2016 and 2015, the Company purchased $13,450,422 and $7,059,364 of feedstock from Valero. The Company also purchased $239,359 and $294,962 of ultra-low-sulfur diesel from Valero for the years ended December 31, 2016 and 2015, respectively.

11. FAIR VALUE MEASUREMENTS

General
GAAP requires that certain assets and liabilities be measured at fair value on a recurring or nonrecurring basis in our balance sheets, which are presented below under “Recurring Fair Value Measurements.” Recurring fair value measurements of assets or liabilities are those that GAAP requires or permits in the balance sheet at the end of each reporting period, such as derivative financial instruments.

GAAP also requires the disclosure of the fair values of financial instruments when an option to elect fair value accounting has been provided, but such election has not been made. A debt obligation is an example of such a financial instrument. The disclosure of the fair values of financial instruments not recognized at fair value in the balance sheet is presented below under “Other Financial Instruments.”

GAAP provides a framework for measuring fair value and establishes a three-level fair value hierarchy that prioritizes inputs to valuation techniques based on the degree to which objective prices in external active markets are available to measure fair value. Following is a description of each of the levels of the fair value hierarchy.

•	Level 1 - Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities.

•
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•
Level 3 - Unobservable inputs for the asset or liability. Unobservable inputs reflect our own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include occasional market quotes or sales of similar instruments or our own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant judgment.

Recurring Fair Value Measurements
The tables below present information about the Company’s assets and liabilities recognized at their fair values in the balance sheets categorized according to the fair value hierarchy of the inputs utilized by the Company to determine the fair values as of December 31, 2016 and 2015.

The Company has elected to offset the fair value amounts recognized for multiple similar derivative contracts executed with the same counterparty, including any related cash collateral assets or obligations as shown below; however, fair value amounts by hierarchy level are presented on a gross basis in the tables below. The Company does not have any derivative contracts that are subject to master netting arrangements that are reflected gross on the balance sheet.

	December 31, 2016
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter-party Netting	Effect of Cash Collateral Netting	Net Carrying Value on Balance Sheet	Cash Collateral Paid or Received Not Offset
	Level 1	Level 2	Level 3
Assets:
Commodity derivative contracts	$3,575,476	$—	$—	$3,575,476	$(3,575,476)	$—	$—	$—
Liabilities:
Commodity derivative contracts	7,913,986	—	—	7,913,986	(3,575,476)	(4,338,510)	—	(2,739,338)

	December 31, 2015
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter-party Netting	Effect of Cash Collateral Netting	Net Carrying Value on Balance Sheet	Cash Collateral Paid or Received Not Offset
	Level 1	Level 2	Level 3
Assets:
Commodity derivative contracts	$10,255,207	$—	$—	$10,255,207	(4,930,286)	$(3,364,893)	$1,960,028	$—
Liabilities:
Commodity derivative contracts	4,930,286	—	—	4,930,286	(4,930,286)	—	—	—

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company is exposed to market risks related to the volatility in the price of the feedstock used in its operations and finished products produced at the Plant and enters into commodity derivative contracts, which consist primarily of exchange-traded futures. See Note 12 for further discussion. These contracts are measured at fair value using the market approach. Exchange-traded futures are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy.

Other Financial Instruments
Financial instruments that the Company recognizes in its balance sheets at their carrying amounts are shown in the table below:

	December 31, 2016		December 31, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash	$166,917,712	$166,917,712	$44,246,929	$44,246,929
Financial liabilities:
Debt	70,775,969	72,635,963	148,841,573	154,338,648

The methods and significant assumptions used to estimate the fair value of these financial instruments are as follows:

•	The fair value of cash is the carrying value due to the low level of credit risk of these assets (Level 1).

•	The fair value of debt is determined using the discounted cash flow method based on quoted prices provided by third-party brokers (Level 3).

12. PRICE RISK MANAGMENT ACTIVITIES

The Company is exposed to market risks related to the volatility in the price of commodities and enters into derivative instruments to manage these risks. The only type of derivative instruments that the Company enters into are those related to the various commodities the Company purchases or produces as the Company is exposed to market risks related to the volatility in the price of the feedstock used in its operations and finished products produced at the Plant. All derivative instruments are recorded as either assets or liabilities measured at their fair values. When the Company enters into a derivative instrument, it is designated as an economic hedge. Economic hedges represent commodity derivative instruments that are used to manage price volatility in feedstock purchase contracts. Economic hedges are not designated as a fair value hedge or a cash flow hedge for accounting purposes, usually due to the difficulty of establishing the required documentation at the date that the derivative instrument is entered into that would allow the Company to achieve “hedge deferral accounting.” For the Company’s economic hedges, the derivative instrument is recorded at fair value and changes in the fair value of the derivative instrument are recognized currently in income.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016, the Company had the following outstanding commodity derivative instruments that were entered into as economic hedges, which mature in 2017. The information presents the notional volume of outstanding contracts by type of instrument (volumes in thousands of barrels for ultra-low sulfur diesel and thousands of pounds for soybean oil).

Derivative Instrument	Notional Contract Volumes
Soybean oil:
Futures - long	88,859
Futures - short	147,598
Ultra-low-sulfur diesel:
Futures - long	168
Futures - short	651
Fair Values of Derivative Instruments
The following tables provide information about the fair values of the Company’s derivative instruments as of December 31, 2016 and 2015 and the line items in the balance sheets in which the fair values are reflected. See Note 11 for additional information related to the fair values of the Company’s derivative instruments.

		December 31, 2016
	Balance Sheet Location	Asset Derivatives	Liability Derivatives
Derivatives not designated as hedging instruments
Commodity contracts	Receivables	$3,575,476	$7,913,986

		December 31, 2015
	Balance Sheet Location	Asset Derivatives	Liability Derivatives
Derivatives not designated as hedging instruments
Commodity contracts	Receivables	$10,255,207	$4,930,286
Effect of Derivative Instruments on Statements of Income
The following table provides information about the gain or loss recognized in income on the Company’s derivative instruments, and the line item in the financial statements in which such gains and losses are reflected.

Derivatives Designated as Economic Hedges	Location of Gain (Loss) Recognized in Income on Derivatives
		Year Ended December 31,
		2016	2015
Commodity contracts	Cost of sales	$(6,098,622)	$13,654,081